EXHIBIT 99.1

NewsRelease

TransCanada Announces Improvements to Corporate Governance

CALGARY, ALBERTA –November 26, 2014 –TransCanada Corporation (TSX:TRP) (NYSE:TRP) (TransCanada) today announced that its Board of Directors approved amendments to By-law No. 1 of TransCanada (collectively the "By-law Amendments") on November 3, 2014.

TransCanada believes that strong corporate governance improves corporate performance and benefits shareholders. Among other things, the By-law Amendments:

•	establish a framework for advance notice of nominations of directors by common shareholders of TransCanada (the “Advance Notice By-law”).

•	increase the quorum requirements for TransCanada shareholders’ meetings to two or more persons holding or representing at least 25 percent of the eligible vote from a 20 percent threshold.

•	increase the quorum requirement for TransCanada directors’ meetings from four directors to a majority of the directors.

•	remove the casting vote previously granted to the chair for both directors’ and shareholders’ meetings.

•
provide the Board of Directors with the ability to ensure the legality of proxies and voting rights, and the chair the ability to adjourn any shareholders’ meeting at any point during the meeting if appropriate.

In particular, the Advance Notice By-law fixes a deadline by which shareholders must submit a notice of director nominations to TransCanada before any annual or special meeting of shareholders where directors are to be elected, and sets forth the information that a shareholder must include in the notice for it to be valid. The Advance Notice By-law requires advance notice to TransCanada in circumstances where nominations of persons for election as a director of TransCanada are made by shareholders other than pursuant to (i) a requisition of a meeting made pursuant to the provisions of the Canada Business Corporations Act (the "CBCA") or (ii) a shareholder proposal made in accordance with the provisions of the CBCA.

The By-law Amendments are effective immediately. Common shareholders of TransCanada will be asked to ratify and confirm the By-law Amendments at the next meeting of shareholders, as required by the CBCA. The full text of By-law No. 1, as amended by the By-law Amendments, have been filed under TransCanada's profile at www.sedar.com, and posted on TransCanada's website at www.transcanada.com.

With more than 60 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with more than 400 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,900 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest liquids delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com and our blog to learn more, or connect with us on social media and 3BL Media.

FORWARD LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated November 3, 2014 and 2013 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

TransCanada Media Enquiries:
Shawn Howard/ Mark Cooper
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/ Lee Evans
403.920.7911 or 800.361.6522